MATTEL, INC.

April 4, 2017

VIA EDGAR

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Mattel, Inc. (the "Company" or “Mattel”)
Form 10-K for the year ended December 31, 2016
Form 8-K furnished January 25, 2017
File No. 001-05647

Dear Ms. Raminpour:

We received and have carefully reviewed your letter of March 23, 2017, which furnished us with comments on the Company’s Annual Report on Form 10-K for the year ended December 31, 2016. The following is our response to your comments. We have organized our response so that it appears in the format that you used in your letter. For your convenience, we have included the text of your comments as well as the Company’s response.

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Form 10-K for the year ended December 31, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 44

1.
Comment: We note from pages 22 and 44 the reasons why Mattel management uses the disclosed non-GAAP measures. Please revise to also include the reasons why such measures are useful to investors in accordance with Regulation S-K, Item 10(e)(1)(i)(C).

Response: In future filings, Mattel will modify its disclosure to include the reasons why such measures are useful to investors. The following is an example of the revised disclosure that will be included within Non-GAAP Financial Measures:

Currency Exchange Rate Impact

The currency exchange rate impact reflects the portion (expressed as a percentage) of changes in Mattel's reported results that are attributable to fluctuations in currency exchange rates.

For entities reporting in currencies other than the US dollar, Mattel calculates the percentage change of period-over-period results at constant currency exchange rates (established as described below) by translating current period and prior period results using these rates. It then determines the currency exchange rate impact percentage by calculating the difference between the percentage change at such constant currency exchange rates and the percentage change at actual exchange rates.

Mattel established the exchange rates that it uses for these constant currency calculations years ago. It considers whether any changes to these rates are appropriate at the beginning of each year but, generally, has held them unchanged.

Mattel believes that the disclosure of the percentage impact of foreign currency changes is useful supplemental information for investors to be able to gauge Mattel’s current business performance and the longer term strength of its overall business since foreign currency changes could potentially mask underlying sales trends. The disclosure of the percentage impact of foreign exchange allows investors to calculate the impact on a constant currency basis and also enhances their ability to compare financial results from one period to another.

Gross Sales

Gross sales represent sales to customers, excluding the impact of sales adjustments. Net sales, as reported, include the impact of sales adjustments, such as trade discounts and other allowances. Mattel presents changes in gross sales as a metric for comparing its aggregate, brand, and geographic results to highlight significant trends in Mattel’s business. Changes in gross sales are discussed because, while Mattel records the details of such sales adjustments in its financial accounting systems at the time of sale, such sales adjustments are generally not associated with brands or individual products, making net sales less meaningful. Because sales adjustments are not allocated to individual products, net sales are only presented on a consolidated and segment basis and not on a brand level.

Since sales adjustments are determined by customer rather than at the brand level, Mattel believes that the disclosure of gross sales by brand is useful supplemental information for investors to be able to assess the performance of its underlying brands (e.g., Barbie) and also enhances their ability to compare sales trends over time.

Form 8-K furnished January 25, 2017

Exhibit 99.1

2.
Comment: We note your reconciliations of gross sales to net sales in exhibits III and IV. Please revise future earnings releases and filings to begin your reconciliations with GAAP results rather than non-GAAP results. See Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Response:  In future earnings releases and filings, we will update the reconciliations of gross sales to net sales to begin with GAAP results rather than non-GAAP results.

In connection with our response to your comment on our filing, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•
Staff comments or changes to disclosure in response to the Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call the undersigned at (310) 252-3611 with any questions or comments regarding the foregoing.

Very truly yours,

/s/ Kevin M. Farr
Kevin M. Farr
Chief Financial Officer

cc:	Heather Clark, U. S. Securities and Exchange Commission
Claire Erlanger, U. S. Securities and Exchange Commission

Margaret H. Georgiadis, Chief Executive Officer
Robert Normile, Executive Vice President, Chief Legal Officer and Secretary
Brian Lane, Gibson, Dunn & Crutcher LLP